Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. REPORTS RESULTS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2014

Strong pricing of 2.0% drives organic revenue growth; Focused on operational excellence and disciplined capital allocation; Quarterly cash dividend increase of 6.7%

Toronto, Ontario – July 25, 2014 – Progressive Waste Solutions Ltd. (the “Company”) (NYSE, TSX: BIN) reported financial results for the three and six months ended June 30, 2014.

Second quarter highlights

-
Consolidated revenues of $513.5 million in the second quarter, a decline of 0.6% from the comparative period.  Excluding a negative impact of $13.0 million in foreign currency translation, consolidated revenues increased 1.9%

-	Consolidated organic growth improvement of 2.0%, driven by higher collection and disposal pricing
-	Consolidated volume decline of 0.2%
-	Adjusted EBITDA(A) of $131.9 million and adjusted operating income or adjusted operating EBIT(A) of $79.8 million
-	Reported and adjusted net income per share(A) of $0.36 and $0.41, respectively. Reported and adjusted net income includes a net gain on sale of capital and landfill assets of $20 million
-	Free cash flow(B) of $56.4 million. Excluding internal infrastructure investments, free cash flow(B) of $60.9 million, representing 11.9% of revenue
-	Returned $10.9 million to shareholders through stock repurchases
-	Board of Directors declares increase of 6.7% to quarterly cash dividend effective September 30, 2014

Management Commentary
(All amounts are in United States (“U.S.”) dollars, unless otherwise stated)

“We performed well on many measures in the second quarter and we are making progress on several components of the strategic plan we initiated to improve EBITDA(A) margins and free cash flow through operational excellence,” said Joseph Quarin, President and Chief Executive Officer, Progressive Waste Solutions Ltd. “In the quarter, consolidated revenues increased 1.9%, excluding the impact of foreign currency translation, with consolidated organic revenue growth of 2.0% led by higher pricing in our collection and disposal service lines. Consolidated volumes declined 0.2% from the second quarter a year ago, but represent the third sequential quarter of volume improvement and are on track to turn positive in the second half of the year. Adjusted EBITDA(A) increased 0.6%, excluding the impact of foreign currency translation, driven by revenue gains and lower SG&A costs, but offset by higher operating expenses as a percentage of revenue in the period.”

“Operating expenses in the quarter reflect higher fuel costs as well as higher repairs and maintenance costs, related to the implementation of our strategic plan. Our guiding principle is to make the best long-term cash decisions for the business and these are short-term operating cost variances as we standardize best practices throughout our fleet and ensure the optimal allocation of capital in our field operations. In the second quarter we advanced several programs, such as fleet automation and conversion to compressed natural gas with the receipt of new trucks, that will reduce operating expenses in the third and fourth quarters and meaningfully expand EBITDA(A) margins in the second half of 2014 and beyond. With our strategic plan taking hold, we are also well-positioned to reduce our replacement capital expenditures next year.”

Mr. Quarin added, “We remain committed to creating long-term shareholder value through a combination of operational excellence and disciplined capital allocation. We returned $10.9 million to shareholders in the second quarter through our share repurchase program and we are pleased to announce an increase of 6.7% to our quarterly cash dividend, raising it to $0.64 Canadian per share annually.”

Three months ended June 30, 2014
Reported revenues decreased ($3.3) million or (0.6)% from $516.8 million in the second quarter of 2013 to $513.5 million in the second quarter of 2014.  Expressed on a reportable basis and assuming a foreign currency exchange (“FX”) rate of parity between the Canadian and U.S. dollar (“FX parity”), revenues increased 1.9% due in large part to a 2.0% increase attributable to higher overall core pricing partially offset by slightly lower volumes.

Operating income was $78.1 million in the second quarter of 2014 versus $64.6 million in the second quarter of 2013.    Net income was $40.9 million versus $32.3 million in the second quarters of 2014 and 2013, respectively.

Adjusted amounts
Adjusted EBITDA(A) was $131.9 million in the second quarter of 2014 versus $134.9 million posted in the same quarter a year ago.  Adjusted operating EBIT(A) was $79.8 million or 19.0% higher in the quarter compared to $67.0 million in the same period last year.  Adjusted net income(A) was $47.2 million, or $0.41 per diluted share, compared to $35.3 million, or $0.31 per diluted share in the comparative period.

Six months ended June 30, 2014
For the six months ended June 30, 2014, reported revenues decreased ($20.1) million or (2.0)% from $1,003.4 million in 2013 to $983.3 million.  Expressed on a reportable basis and at FX parity, revenues increased 0.9% on a comparative basis.  The increase is due in large part to a 2.0% increase attributable to higher overall core pricing and recycled commodity pricing partially offset by a decline in volumes.

For the six months ended June 30, operating income was $119.4 million in 2014 versus $123.8 million in 2013.  Net income was $66.8 million versus $61.6 million for the six months ended June 30, 2014 and 2013, respectively.

Adjusted amounts
For the six months ended June 30, adjusted EBITDA(A) was $244.7 million or (7.3)% lower in 2014 versus $263.9 million in 2013.  Adjusted operating EBIT(A) was $122.4 million compared to the $125.4 million recorded last year.  Adjusted net income(A) was $72.0 million, or $0.63 per diluted share, compared to $62.4 million, or $0.54 per diluted share in the same period last year.

Progressive Waste Solutions Ltd.
Condensed Consolidated Statements of Operations and Comprehensive Income or Loss
(“Statement of Operations and Comprehensive Income or Loss”)
For the periods ended June 30, 2014 and 2013 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars, except share and net income or loss per share amounts)

	Three months ended		Six months ended
	2014	2013	2014	2013

REVENUES	$513,501	$516,807	$983,271	$1,003,367
EXPENSES
OPERATING	321,224	318,779	614,422	615,667
SELLING, GENERAL AND ADMINISTRATION	62,025	65,538	127,090	125,354
AMORTIZATION	72,069	73,642	139,276	144,941
NET GAIN ON SALE OF CAPITAL AND LANDFILL ASSETS	(19,959)	(5,788)	(16,926)	(6,405)
OPERATING INCOME	78,142	64,636	119,409	123,810
INTEREST ON LONG-TERM DEBT	15,836	15,214	30,779	30,457
NET FOREIGN EXCHANGE GAIN	(237)	(2,968)	(184)	(2,969)
NET LOSS (GAIN) ON FINANCIAL INSTRUMENTS	7,149	1,205	10,484	(1,060)
RE-MEASUREMENT OF PREVIOUSLY HELD EQUITY INVESTMENT	-	-	(5,156)	-
INCOME BEFORE INCOME TAX EXPENSE AND NET LOSS
FROM EQUITY ACCOUNTED INVESTEE	55,394	51,185	83,486	97,382
INCOME TAX EXPENSE
Current	10,012	7,858	15,590	17,657
Deferred	4,530	11,028	1,043	18,052
	14,542	18,886	16,633	35,709
NET LOSS FROM EQUITY ACCOUNTED INVESTEE	-	6	82	39
NET INCOME	40,852	32,293	66,771	61,634

OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation adjustment	17,154	(18,525)	(1,583)	(29,821)

Derivatives designated as cash flow hedges, net of income tax $nil and $nil (2013 - $242 and $530)	-	(451)	-	(986)
Settlement of derivatives designated as cash flow hedges, net of income tax $nil and ($225) (2013 - ($78) and ($227))	-	146	418	422
	-	(305)	418	(564)
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)	17,154	(18,830)	(1,165)	(30,385)
COMPREHENSIVE INCOME	$58,006	$13,463	$65,606	$31,249

Net income per weighted average share, basic and diluted	$0.36	$0.28	$0.58	$0.54
Weighted average number of shares outstanding (thousands), basic and diluted	115,030	115,167	115,103	115,167

Progressive Waste Solutions Ltd.
Condensed Consolidated Balance Sheets (“Balance Sheet”)
June 30, 2014 (unaudited) and December 31, 2013 (stated in accordance with accounting principles generally accepted in the United States of America (“U.S.”) and in thousands of U.S. dollars except for issued and outstanding share amounts)

	June 30,	December 31,
	2014	2013
ASSETS
CURRENT
Cash and cash equivalents	$31,942	$31,980
Accounts receivable	235,887	229,548
Other receivables	42	68
Prepaid expenses	41,197	34,886
Income taxes recoverable	10,614	2,531
Restricted cash	520	498
Other assets	1,930	2,149
	322,132	301,660

OTHER RECEIVABLES	5,641	-
FUNDED LANDFILL POST-CLOSURE COSTS	11,340	10,690
INTANGIBLES	197,416	220,078
GOODWILL	916,111	905,347
LANDFILL DEVELOPMENT ASSETS	15,007	20,247
DEFERRED FINANCING COSTS	17,257	19,037
CAPITAL ASSETS	949,742	937,252
LANDFILL ASSETS	947,514	952,731
INVESTMENTS	969	5,659
OTHER ASSETS	15,890	19,869
	$3,399,019	$3,392,570

LIABILITIES
CURRENT
Accounts payable	$102,483	$100,270
Accrued charges	142,678	136,991
Dividends payable	16,122	16,243
Income taxes payable	2,503	2,048
Deferred revenues	18,228	17,180
Current portion of long-term debt	5,395	5,969
Landfill closure and post-closure costs	9,309	10,332
Other liabilities	17,916	12,925
	314,634	301,958

LONG-TERM DEBT	1,505,208	1,542,289
LANDFILL CLOSURE AND POST-CLOSURE COSTS	119,677	114,122
OTHER LIABILITIES	17,345	14,743
DEFERRED INCOME TAXES	131,798	129,887
	2,088,662	2,102,999

SHAREHOLDERS' EQUITY
Common shares (authorized - unlimited, issued and outstanding - 114,287,459 (December 31, 2013 - 114,852,852))	1,767,370	1,773,734
Restricted shares (issued and outstanding - 456,585 (December 31, 2013 - 322,352))	(10,157)	(6,654)
Additional paid in capital	3,680	2,796
Accumulated deficit	(367,480)	(398,414)
Accumulated other comprehensive loss	(83,056)	(81,891)
Total shareholders' equity	1,310,357	1,289,571
	$3,399,019	$3,392,570

Progressive Waste Solutions Ltd.
Condensed Consolidated Statements of Cash Flows (“Statement of Cash Flows”)
For the periods ended June 30, 2014 and 2013 (unaudited - stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars)

	Three months ended		Six months ended
	2014	2013	2014	2013

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$40,852	$32,293	$66,771	$61,634
Items not affecting cash
Restricted share expense	778	447	1,494	937
Accretion of landfill closure and post-closure costs	1,538	1,406	3,077	2,815
Amortization of intangibles	13,899	15,018	27,797	30,378
Amortization of capital assets	37,723	38,371	74,878	76,447
Amortization of landfill assets	20,447	20,253	36,601	38,116
Interest on long-term debt (amortization of deferred financing costs)	866	849	1,720	1,705
Net gain on sale of capital and landfill assets	(19,959)	(5,788)	(16,926)	(6,405)
Net loss (gain) on financial instruments	7,149	1,205	10,484	(1,060)
Re-measurement gain on previously held equity investment	-	-	(5,156)	-
Deferred income taxes	4,530	11,028	1,043	18,052
Net loss from equity accounted investee	-	6	82	39
Landfill closure and post-closure expenditures	(1,302)	(1,434)	(2,113)	(2,229)
Changes in non-cash working capital items	5,595	(8,145)	(12,764)	(20,144)
Cash generated from operating activities	112,116	105,509	186,988	200,285
INVESTING
Acquisitions	(1,453)	(1,544)	(9,751)	(1,639)
Investment in cost accounted for investee	-	(1,018)	-	(1,018)
Restricted cash deposits	(21)	(20)	(22)	(21)
Investment in other receivables	(67)	-	(67)	(134)
Proceeds from other receivables	18	139	37	278
Funded landfill post-closure costs	(238)	(64)	(582)	(166)
Purchase of capital assets	(57,999)	(47,303)	(92,429)	(98,683)
Purchase of landfill assets	(15,343)	(15,787)	(24,751)	(25,793)
Proceeds from the sale of capital and landfill assets	23,162	13,263	23,523	14,384
Investment in landfill development assets	(276)	(363)	(462)	(2,139)
Cash utilized in investing activities	(52,217)	(52,697)	(104,504)	(114,931)
FINANCING
Payment of deferred financing costs	-	(776)	(48)	(824)
Proceeds from long-term debt	28,119	538,277	101,930	558,101
Repayment of long-term debt	(72,961)	(566,398)	(137,809)	(598,440)
Proceeds from the exercise of stock options	35	-	67	3
Repurchase of common shares and related costs	(10,929)	-	(10,929)	-
Purchase of restricted shares	(558)	(1,356)	(4,013)	(4,362)
Dividends paid to shareholders	(15,842)	(15,754)	(31,498)	(31,735)
Cash utilized in financing activities	(72,136)	(46,007)	(82,300)	(77,257)
Effect of foreign currency translation on cash and cash equivalents	1,897	(1,990)	(222)	(3,054)
NET CASH (OUTFLOW) INFLOW	(10,340)	4,815	(38)	5,043
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD OR YEAR	42,282	30,168	31,980	29,940
CASH AND CASH EQUIVALENTS, END OF PERIOD	$31,942	$34,983	$31,942	$34,983
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$31,939	$29,270	$31,939	$29,270
Cash equivalents	3	5,713	3	5,713
	$31,942	$34,983	$31,942	$34,983
Cash paid during the period for:
Income taxes	$10,879	$12,165	$23,201	$23,857
Interest	$15,785	$14,485	$30,154	$29,763

FX Impact on Consolidated Results
The following tables have been prepared to assist readers in assessing the FX impact on selected results for the three and six months ended June 30, 2014.

			Three months ended
	June 30, 2013	June 30, 2014	June 30, 2014	June 30, 2014	June 30, 2014
	(as reported)	(organic, acquisition and other non-operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Condensed Consolidated Statement of Operations
Revenues	$516,807	$9,645	$526,452	$(12,951)	$513,501
Operating expenses	318,779	9,933	328,712	(7,488)	321,224
Selling, general and administration	65,538	(1,841)	63,697	(1,672)	62,025
Amortization	73,642	166	73,808	(1,739)	72,069
Net gain on sale of capital and landfill assets	(5,788)	(15,207)	(20,995)	1,036	(19,959)
Operating income	64,636	16,594	81,230	(3,088)	78,142
Interest on long-term debt	15,214	1,654	16,868	(1,032)	15,836
Net foreign exchange gain	(2,968)	2,708	(260)	23	(237)
Net loss on financial instruments	1,205	6,566	7,771	(622)	7,149
Income before net income tax expense and net loss from equity accounted investee	51,185	5,666	56,851	(1,457)	55,394
Net income tax expense	18,886	(3,897)	14,989	(447)	14,542
Net loss from equity accounted investee	6	(7)	(1)	1	-
Net income	$32,293	$9,570	$41,863	$(1,011)	$40,852

Adjusted EBITDA(A)	$134,896	$802	$135,698	$(3,815)	$131,883
Adjusted EBITA(A)	$76,272	$(239)	$76,033	$(2,320)	$73,713
Adjusted operating income or adjusted operating EBIT(A)	$67,042	$15,844	$82,886	$(3,113)	$79,773
Adjusted net income(A)	$35,290	$13,418	$48,708	$(1,471)	$47,237
Free cash flow(B)	$61,484	$(3,921)	$57,563	$(1,152)	$56,411

				Six months ended
	June 30, 2013	June 30, 2014	June 30, 2014	June 30, 2014	June 30, 2014
	(as reported)	(organic, acquisition and other non-operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Condensed Consolidated Statement of Operations
Revenues	$1,003,367	$8,542	$1,011,909	$(28,638)	$983,271
Operating expenses	615,667	15,065	630,732	(16,310)	614,422
Selling, general and administration	125,354	6,150	131,504	(4,414)	127,090
Amortization	144,941	(1,795)	143,146	(3,870)	139,276
Net gain on sale of capital and landfill assets	(6,405)	(11,593)	(17,998)	1,072	(16,926)
Operating income	123,810	715	124,525	(5,116)	119,409
Interest on long-term debt	30,457	2,696	33,153	(2,374)	30,779
Net foreign exchange gain	(2,969)	2,762	(207)	23	(184)
Net (gain) loss on financial instruments	(1,060)	12,392	11,332	(848)	10,484
Re-measurement gain on previously held equity investment	-	(5,639)	(5,639)	483	(5,156)
Income before net income tax expense and net loss from equity accounted investee	97,382	(11,496)	85,886	(2,400)	83,486
Net income tax expense	35,709	(18,532)	17,177	(544)	16,633
Net loss from equity accounted investee	39	50	89	(7)	82
Net income	$61,634	$6,986	$68,620	$(1,849)	$66,771

Adjusted EBITDA(A)	$263,947	$(11,051)	$252,896	$(8,151)	$244,745
Adjusted EBITA(A)	$149,384	$(11,252)	$138,132	$(4,866)	$133,266
Adjusted operating income or adjusted operating EBIT(A)	$125,411	$2,337	$127,748	$(5,353)	$122,395
Adjusted net income(A)	$62,387	$11,802	$74,189	$(2,200)	$71,989
Free cash flow(B)	$106,340	$245	$106,585	$(1,480)	$105,105

Other Financial Highlights
(all amounts are in thousands of U.S. dollars, excluding per share amounts)

	Three months ended		Six months ended
		June 30		June 30
	2014	2013	2014	2013

Operating income	$78,142	$64,636	$119,409	$123,810
Transaction and related costs (recoveries) - SG&A	141	390	(942)	(175)
Fair value movements in stock options - SG&A(*)	(314)	1,755	1,740	1,250
Restricted share expense - SG&A(*)	441	261	825	526
Non-operating or non-recurring expenses - SG&A	1,363	-	1,363	-
Adjusted operating income or adjusted operating EBIT(A)	79,773	67,042	122,395	125,411
Net gain on sale of capital and landfill assets	(19,959)	(5,788)	(16,926)	(6,405)
Amortization	72,069	73,642	139,276	144,941
Adjusted EBITDA(A)	131,883	134,896	244,745	263,947
Amortization of capital and landfill assets	(58,170)	(58,624)	(111,479)	(114,563)
Adjusted EBITA(A)	$73,713	$76,272	$133,266	$149,384

Net income	$40,852	$32,293	$66,771	$61,634
Transaction and related costs (recoveries) - SG&A	141	390	(942)	(175)
Fair value movements in stock options - SG&A(*)	(314)	1,755	1,740	1,250
Restricted share expense - SG&A(*)	441	261	825	526
Non-operating or non-recurring expenses - SG&A	1,363	-	1,363	-
Net loss (gain) on financial instruments	7,149	1,205	10,484	(1,060)
Re-measurement gain on previously held equity investment	-	-	(5,156)	-
Net income tax (recovery) expense	(2,395)	(614)	(3,096)	212
Adjusted net income(A)	$47,237	$35,290	$71,989	$62,387
Note:
(*)Amounts exclude long-term incentive plan ("LTIP") compensation.

Adjusted net income (A) per weighted average share, basic	$0.41	$0.31	$0.63	$0.54
Adjusted net income (A) per weighted average share, diluted	$0.41	$0.31	$0.63	$0.54
Replacement and growth expenditures
Replacement expenditures	$47,618	$39,331	$74,543	$60,649
Growth expenditures	25,724	23,759	42,637	63,827
Total replacement and growth expenditures	$73,342	$63,090	$117,180	$124,476

Free cash flow(B)
Cash generated from operating activities (statement of cash flows)	$112,116	$105,509	$186,988	$200,285
Free cash flow(B)	$56,411	$61,484	$105,105	$106,340
Free cash flow (B) per weighted average share, diluted	$0.49	$0.53	$0.91	$0.92

Dividends
Dividends paid (common shares)	$15,842	$15,754	$31,498	$31,735

Segment Highlights – Additional details regarding the FX impact on our comparative results can be found in the Foreign Currency sections of this report.
(all amounts are in thousands of U.S. dollars, unless otherwise stated)
			Three months ended
					June 30
	2013	2014	Change	2014	Change
	(as reported)	(holding FX constant with the comparative period)		(as reported)

Revenues	$516,807	$526,452	$9,645	$513,501	$(3,306)
Canada	$198,855	$205,395	$6,540	$192,444	$(6,411)
U.S. south	$220,988	$229,254	$8,266	$229,254	$8,266
U.S. northeast	$96,964	$91,803	$(5,161)	$91,803	$(5,161)

Operating expenses	$318,779	$328,712	$9,933	$321,224	$2,445
Canada	$110,597	$118,298	$7,701	$110,810	$213
U.S. south	$139,320	$145,440	$6,120	$145,440	$6,120
U.S. northeast	$68,862	$64,974	$(3,888)	$64,974	$(3,888)

SG&A (as reported)	$65,538	$63,697	$(1,841)	$62,025	$(3,513)
Canada	$18,050	$17,586	$(464)	$16,531	$(1,519)
U.S. south	$22,144	$22,313	$169	$22,313	$169
U.S. northeast	$8,409	$7,962	$(447)	$7,962	$(447)
Corporate	$16,935	$15,836	$(1,099)	$15,219	$(1,716)

EBITDA(A) (as reported)	$132,490	$134,043	$1,553	$130,252	$(2,238)
Canada	$70,208	$69,511	$(697)	$65,103	$(5,105)
U.S. south	$59,524	$61,501	$1,977	$61,501	$1,977
U.S. northeast	$19,693	$18,867	$(826)	$18,867	$(826)
Corporate	$(16,935)	$(15,836)	$1,099	$(15,219)	$1,716

Adjusted SG&A	$63,132	$62,042	$(1,090)	$60,394	$(2,738)
Canada	$18,050	$17,586	$(464)	$16,531	$(1,519)
U.S. south	$22,144	$22,313	$169	$22,313	$169
U.S. northeast	$8,409	$7,962	$(447)	$7,962	$(447)
Corporate	$14,529	$14,181	$(348)	$13,588	$(941)

Adjusted EBITDA(A)	$134,896	$135,698	$802	$131,883	$(3,013)
Canada	$70,208	$69,511	$(697)	$65,103	$(5,105)
U.S. south	$59,524	$61,501	$1,977	$61,501	$1,977
U.S. northeast	$19,693	$18,867	$(826)	$18,867	$(826)
Corporate	$(14,529)	$(14,181)	$348	$(13,588)	$941

			Six months ended
					June 30
	2013	2014	Change	2014	Change
	(as reported)	(holding FX constant with the comparative period)		(as reported)

Revenues	$1,003,367	$1,011,909	$8,542	$983,271	$(20,096)
Canada	$377,949	$388,443	$10,494	$359,805	$(18,144)
U.S. south	$432,555	$451,108	$18,553	$451,108	$18,553
U.S. northeast	$192,863	$172,358	$(20,505)	$172,358	$(20,505)

Operating expenses	$615,667	$630,732	$15,065	$614,422	$(1,245)
Canada	$207,159	$221,236	$14,077	$204,926	$(2,233)
U.S. south	$270,345	$286,159	$15,814	$286,159	$15,814
U.S. northeast	$138,163	$123,337	$(14,826)	$123,337	$(14,826)

SG&A (as reported)	$125,354	$131,504	$6,150	$127,090	$1,736
Canada	$35,807	$36,377	$570	$33,695	$(2,112)
U.S. south	$43,519	$43,864	$345	$43,864	$345
U.S. northeast	$17,127	$17,258	$131	$17,258	$131
Corporate	$28,901	$34,005	$5,104	$32,273	$3,372

EBITDA(A) (as reported)	$262,346	$249,673	$(12,673)	$241,759	$(20,587)
Canada	$134,983	$130,830	$(4,153)	$121,184	$(13,799)
U.S. south	$118,691	$121,085	$2,394	$121,085	$2,394
U.S. northeast	$37,573	$31,763	$(5,810)	$31,763	$(5,810)
Corporate	$(28,901)	$(34,005)	$(5,104)	$(32,273)	$(3,372)

Adjusted SG&A	$123,753	$128,281	$4,528	$124,104	$351
Canada	$35,807	$36,377	$570	$33,695	$(2,112)
U.S. south	$43,519	$43,864	$345	$43,864	$345
U.S. northeast	$17,127	$17,258	$131	$17,258	$131
Corporate	$27,300	$30,782	$3,482	$29,287	$1,987

Adjusted EBITDA(A)	$263,947	$252,896	$(11,051)	$244,745	$(19,202)
Canada	$134,983	$130,830	$(4,153)	$121,184	$(13,799)
U.S. south	$118,691	$121,085	$2,394	$121,085	$2,394
U.S. northeast	$37,573	$31,763	$(5,810)	$31,763	$(5,810)
Corporate	$(27,300)	$(30,782)	$(3,482)	$(29,287)	$(1,987)

Revenues
Gross revenue by service type
The table below present’s gross revenue by service type prepared on a consolidated basis and includes the impact of FX.

	Three months ended						Six months ended
			June 30				June 30
	2014	%	2013	%	2014	%	2013

Commercial	$176,755	34.4	$176,483	34.1	$349,817	35.6	$352,205	35.1
Industrial	93,923	18.3	95,424	18.5	176,520	18.0	180,580	18.0
Residential	115,157	22.4	118,774	23.0	225,076	22.9	231,794	23.1
Transfer and disposal	185,064	36.0	185,213	35.8	333,755	33.9	345,461	34.4
Recycling	16,654	3.2	14,416	2.8	33,093	3.4	29,395	2.9
Other	9,536	1.9	11,491	2.2	19,164	1.9	21,597	2.2
Gross revenues	597,089	116.2	601,801	116.4	1,137,425	115.7	1,161,032	115.7

Intercompany	(83,588)	(16.2)	(84,994)	(16.4)	(154,154)	(15.7)	(157,665)	(15.7)
Revenues	$513,501	100.0	$516,807	100.0	$983,271	100.0	$1,003,367	100.0

Revenue growth or decline components – expressed in percentages and excluding FX
The table below has been prepared assuming Canadian and U.S. dollar parity except for percentages presented that include FX.

	Three months ended		Six months ended
		June 30		June 30
	2014	2013	2014	2013

Price
Price	2.0	0.7	2.0	0.9
Fuel surcharges	-	-	(0.1)	0.1
Recycling and other	0.2	(0.5)	0.3	(0.5)
Total price growth	2.2	0.2	2.2	0.5

Volume	(0.2)	1.3	(1.1)	1.1
Total organic growth	2.0	1.5	1.1	1.6

Net acquisitions	(0.1)	7.7	(0.2)	8.6
Total growth excluding FX	1.9	9.2	0.9	10.2

FX	(2.5)	(0.5)	(2.9)	(0.4)
Total (decline) growth including FX	(0.6)	8.7	(2.0)	9.8

Free cash flow(B)

Purpose and objective
The purpose of presenting this non-GAAP measure is to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our relative performance to our peers and to assess the availability of funds for growth investment, share repurchases, debt repayment or dividend increases.

Free cash flow(B) - cash flow approach
	Three months ended			Six months ended
			June 30			June 30
	2014	2013	Change	2014	2013	Change

Cash generated from operating activities	$112,116	$105,509	$6,607	$186,988	$200,285	$(13,297)

Operating and investing
Stock option (recovery) expense(*)	(314)	1,755	(2,069)	1,740	1,250	490
LTIP portion of restricted share expense(*)(*)	(337)	(186)	(151)	(669)	(411)	(258)
Acquisition and related
costs (recoveries)	141	390	(249)	(942)	(175)	(767)
Non-operating or non-recurring expenses	1,363	-	1,363	1,363	-	1,363
Changes in non-cash working capital items	(5,595)	8,145	(13,740)	12,764	20,144	(7,380)
Capital and landfill asset purchases(*)(*)(*)	(73,342)	(63,090)	(10,252)	(117,180)	(124,476)	7,296
Proceeds from the sale of capital and landfill assets	23,162	13,263	9,899	23,523	14,384	9,139

Financing
Purchase of restricted shares(*)	(546)	(1,334)	788	(2,298)	(1,692)	(606)
Net realized foreign
exchange gain	(237)	(2,968)	2,731	(184)	(2,969)	2,785
Free cash flow(B)	$56,411	$61,484	$(5,073)	$105,105	$106,340	$(1,235)

Note:
(*)Amounts exclude LTIP compensation.
(*)(*)Long-term incentive plan ("LTIP").
(*)(*)(*)Capital and landfill asset purchases include infrastructure expenditures of approximately $4,500 and $13,700 for the three months ended and $10,500 and $28,100 for the six months ended June 30, 2014 and 2013, respectively.

Free cash flow(B) – adjusted EBITDA(A)  approach
We typically calculate free cash flow(B) using an operations approach which reflects how we manage the business and free cash flow(B).
	Three months ended			Six months ended
			June 30			June 30
	2014	2013	Change	2014	2013	Change

Adjusted EBITDA(A)	$131,883	$134,896	$(3,013)	$244,745	$263,947	$(19,202)

Purchase of restricted shares(*)	(546)	(1,334)	788	(2,298)	(1,692)	(606)
Capital and landfill asset purchases(*)(*)	(73,342)	(63,090)	(10,252)	(117,180)	(124,476)	7,296
Proceeds from the sale of capital and landfill assets	23,162	13,263	9,899	23,523	14,384	9,139
Landfill closure and post-closure expenditures	(1,302)	(1,434)	132	(2,113)	(2,229)	116
Landfill closure and post-closure cost accretion expense	1,538	1,406	132	3,077	2,815	262
Interest on long-term debt	(15,836)	(15,214)	(622)	(30,779)	(30,457)	(322)
Non-cash interest expense	866	849	17	1,720	1,705	15
Current income tax expense	(10,012)	(7,858)	(2,154)	(15,590)	(17,657)	2,067
Free cash flow(B)	$56,411	$61,484	$(5,073)	$105,105	$106,340	$(1,235)

Note:
(*)Amounts exclude LTIP compensation.
(*)(*)Capital and landfill asset purchases include infrastructure expenditures of approximately $4,500 and $13,700 for the three months ended and $10,500 and $28,100 for the six months ended June 30, 2014 and 2013, respectively.

Funded debt to EBITDA (as defined and calculated in accordance with our consolidated facility)
The ratio of funded debt to EBITDA is 2.95 times.

Foreign Currency
(in thousands of U.S. dollars unless otherwise stated)

We have elected to report our financial results in U.S. dollars.  However, we earn a significant portion of our revenues and income in Canada.  Based on our 2014 guidance outlook, if the U.S. dollar strengthens by one cent our reported revenues will decline by approximately $8,200.  EBITDA(A) is similarly impacted by approximately $2,500, assuming a strengthening U.S. dollar.  The impact on net income and free cash flow(B) for a similar change in FX rate, results in an approximately $1,100 and $900 decline, respectively.  Should the U.S. dollar weaken by one cent, our reported revenues, EBITDA(A), net income and free cash flow(B) will improve by amounts similar to those outlined above as a result of a strengthening U.S. dollar.

	2014			2013
	Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income or Loss		Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income or Loss
	Current	Average	Cumulative Average	Current	Average	Cumulative Average

December 31				$0.9402		$0.9707
March 31	$0.9047	$0.9062	$0.9062	$0.9846	$0.9912	$0.9912
June 30	$0.9367	$0.9170	$0.9116	$0.9513	$0.9772	$0.9841

Quarterly dividend declared
The Company’s Board of Directors declared a quarterly dividend of $0.16 Canadian per share to shareholders of record on September 30, 2014.  The dividend will be paid on October 15, 2014.  The Company has designated these dividends as eligible dividends for the purposes of the Income Tax Act (Canada).

Definitions

(A) All references to “Adjusted EBITDA” in this document are to revenues less operating expense and SG&A, excluding certain SG&A expenses, on the consolidated statement of operations and comprehensive income or loss.  Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital and landfill assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, re-measurement gain on previously held equity investment, other expenses, income taxes and income or loss from equity accounted investee.  Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies.  Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above.  These items are viewed by us as either non-cash (in the case of goodwill impairment, amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, re-measurement gain on previously held equity investment, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, net gain or loss on sale of capital and landfill assets, interest on long-term debt, loss on extinguishment of debt, other expenses, and current income taxes).  Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B).  The underlying reasons for the exclusion of each item are as follows:

Certain SG&A expenses – SG&A expense includes certain non-operating or non-recurring expenses.  Non-operating expenses include transaction costs or recoveries related to acquisitions, fair value adjustments attributable to stock options and restricted share expense.  Non-recurring expenses include certain equity based compensation, payments made to certain senior management on their departure and other non-recurring expenses from time-to-time.   These expenses are not considered an expense indicative of continuing operations.  Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA.

Restructuring expenses – restructuring expenses includes costs to integrate certain operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation costs all of which were incurred in connection with our acquisition of WSI.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA.

Goodwill impairment – as a non-cash item goodwill impairment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Amortization – as a non-cash item amortization has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Net gain or loss on sale of capital and landfill assets – proceeds from the sale of capital assets are either reinvested in additional or replacement capital assets or used to repay revolving credit facility borrowings.

Interest on long-term debt – interest on long-term debt reflects our debt/equity mix, interest rates and borrowing position from time to time.  Accordingly, interest on long-term debt reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Loss on extinguishment of debt – loss on extinguishment of debt is a function of our debt financing.  Accordingly, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Re-measurement gain on previously held equity investment – as a non-cash item, a re-measurement gain on previously held equity investment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Other expenses – other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA.

Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.

Net income or loss from equity accounted investee – as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

All references to “Adjusted EBITA” in this document represent Adjusted EBITDA after deducting amortization of capital and landfill assets.  All references to “Adjusted operating income or adjusted operating EBIT” in this document represent Adjusted EBITDA after adjusting for net gain or loss on the sale of capital and landfill assets and all amortization expense, including amortization expense recognized on the impairment of intangible assets.  All references to “Adjusted net income” are to adjusted operating income after adjusting, as applicable, net gain or loss on financial instruments, re-measurement gain on previously held equity investment, loss on extinguishment of debt, other expenses and net income tax expense or recovery.

Adjusted EBITA, Adjusted operating income or adjusted operating EBIT and Adjusted net income should not be construed as measures of income or of cash flows.  Collectively, these terms do not have standardized meanings prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures used by other companies.  Each of these measures are important for investors and are used by management in the management of its business.  Adjusted operating income or adjusted operating EBIT removes the impact of a company’s capital structure and its tax rates when comparing the results of companies within or across industry sectors.  Management uses Adjusted operating EBIT as a measure of how its operations are performing and to focus attention on amortization and depreciation expense to drive higher returns on invested capital.  In addition, Adjusted operating EBIT is used by management as a means to measure the performance of its operating locations and is a significant metric in the determination of compensation for certain employees.  Adjusted EBITA accomplishes a similar comparative result as Adjusted operating EBIT, but further removes amortization attributable to intangible assets.  Intangible assets are measured at fair value when we complete an acquisition and amortized over their estimated useful lives.  We view capital and landfill asset amortization as a proxy for the amount of capital reinvestment required to continue operating our business steady state.  We believe that the replacement of intangible assets is not required to continue our operations as the costs associated with continuing operations are already captured in operating or selling, general and administration expenses.  Accordingly, we view Adjusted EBITA as a measure that eliminates the impact of a company’s acquisitive nature and permits a higher degree of comparability across companies within our industry or across different sectors from an operating performance perspective.  Finally, Adjusted net income is a measure of our overall earnings and profits and is further used to calculate our net income per share.  Adjusted net income reflects what we believe is our “operating” net income which excludes certain non-operating income or expenses.  Adjusted net income is an important measure of a company’s ability to generate profit and earnings for its shareholders which is used to compare company performance both amongst and between industry sectors.

 (B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of our operating performance.  Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies.  The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases.  All references to “free cash flow” in this document have the meaning set out in this note.

Guidance Outlook
Included in our press release for the fourth quarter and year ended December 31, 2013, issued February 13, 2014, was our guidance for the fiscal year ending December 31, 2014, including our 2014 outlook assumptions and factors.  This press release is available at www.sec.gov and www.sedar.com.  As of July 25, 2014, the Company expects to generate revenue at the high end of its outlook range for 2014 and adjusted EBITDA(A) at the low end of the range.  Revenue in the first half of 2014 has been stronger than anticipated, with higher pricing realized in our Canadian and U.S. northeast segments, and strong organic volume improvements in our U.S. south segment.  A new residential contract win in our U.S. south segment that commences in the third quarter of 2014 will also contribute to higher revenues than we had originally anticipated.  Harsh winter weather and higher operating costs incurred in the first half of 2014, both of which are discussed in our first and second quarter Management Discussions and Analysis for 2014, resulted in lower than expected adjusted EBITDA(A) in the first half of this year which we don’t expect to recover in the back half of 2014.  The Company believes that it will deliver on all other outlook measures within the guidance ranges provided in February 2014.

Caution regarding forward looking statements
The Company’s 2014 outlook is subject to the same risks and uncertainties outlined in the Risk and Uncertainties section of the Company’s Management Discussion and Analysis, as applicable and investors are urged to fully review these sections before making an investment decision.  This press release contains forward-looking statements and forward-looking information.  Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events.  These statements can generally be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goals,” “intend,” “intent,” “belief,” “may,” “plan,” “foresee,” “likely,” “potential,” “project,” “seek,” “strategy,” “synergies,” “targets,” “will,” “should,” “would,” or variations of such words and other similar words.  Forward-looking statements include, but are not limited to, statements relating to future financial and operating results and our plans, objectives, prospects, expectations and intentions.  These statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors.  Numerous important factors could cause our actual results, performance or achievements to differ materially from those expressed in or implied by these forward-looking statements, including, without limitation, those factors outlined in the Risks and Uncertainties section of the Company’s Management Discussion and Analysis.  We caution that the list of factors is illustrative and by no means exhaustive.  In addition, we cannot assure you that any of our expectations, estimates or projections will be achieved.

All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.  All forward-looking statements in this press release are qualified by these cautionary statements.  The forward-looking statements in this press release are made as of the date of this press release and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.

About Progressive Waste Solutions Ltd.
As one of North America’s largest full-service waste management companies, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 13 U.S. states and the District of Columbia and six Canadian provinces.  We serve our customers with vertically integrated collection and disposal assets.  Progressive Waste Solutions Ltd.’s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions Ltd., visit our website at www.progressivewaste.com.

Further Information
Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
Tel:  (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com

Management will hold a conference call on Friday, July 25, 2014, at 8:00 a.m. (ET) to discuss results for the three and six months ended June 30, 2014. Participants may listen to the call by dialing 1-888-300-0053, conference ID 65479417, at approximately 7:50 a.m. (ET). International or local callers should dial 647-427-3420. The call will also be webcast live at www.streetevents.com and at www.progressivewaste.com. A supplemental slide presentation will be available at www.progressivewaste.com.

A replay will be available after the call until Friday, August 8, 2014, at midnight, and can be accessed by dialing 1-855-859-2056, conference ID 65479417. International or local callers can access the replay by dialing 404-537-3406. The audio webcast will also be archived at www.streetevents.com and www.progressivewaste.com.